Exhibit 4.5

FIRST AMENDED ADVISORY SERVICES AGREEMENT

This First Amended Advisory Services Agreement (the “Amended Agreement”), is effective as of May 14, 2007, between James B. Panther, II (the “Consultant”), and VoIP, Inc. (the “Company”).

WHEREAS, on May 9, 2007, the Consultant and the Company entered into an Advisory Services Agreement (the “Services Agreement”), a copy of which is attached hereto as Exhibit A;

WHEREAS, the Consultant and the Company wish to amend Section 4(c) of the Services Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Amended Agreement, and for good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.	AMENDMENT.

Section 4(c) of the Services Agreement shall be amended and restated as follows:

Options. By or before Payment Date One, Consultant shall have an option to purchase 1,875,000 common Company shares (“Option One Shares”) for $.18 per share. By or before Payment Date Two, Consultant shall have an option to purchase 1,875,000 common Company shares (“Option Two Shares”) for $.18 per share. The Option One Shares and Option Two Shares, if such an option to purchase such common shares is exercised, shall be registered in a Form S-8 registration statement and shall be delivered to Consultant free of any restrictive legend.

IN WITNESS WHEREOF, this First Amended Advisory Services Agreement has been executed by the parties first listed above as of May 14, 2007.

CONSULTANT:	COMPANY:

JAMES B. PANTHER, II	VOIP, INC.

/s/ James B. Panther, II	/s/ Anthony J. Cataldo
James B. Panther, II	By: Anthony J. Cataldo
Its: Chief Executive Officer